Exhibit 99.3

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	TotalFinaElf Reorganizes Industrial Safety, Sustainable Development and the Environment Division

Catherine ENCK Tel. : 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	Paris - January 16, 2002 - TotalFinaElf introduced a new organization, on January 9, for Industrial Safety, Sustainable Development and Environment.

The previous Environment and Industrial Safety Division has been split in two. The following new divisions will report to Bruno Weymuller, President, Strategy & Risk Assessment:

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	•	Sustainable Development and Environment, headed by Bernard Tramier, member of the Management Committee.

Patricia MARIE Tel. : 33 (1) 47 44 45 90	•	Industrial Safety, headed by Pierre Guyonnet, who has been appointed to the Management Committee.

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

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Pierre Guyonnet, 58, is a graduate of the Institut National des Sciences Appliquées in Lyon and the Ecole Nationale Supérieure du Pétrole et des Moteurs. He joined Total in 1969 and worked with different international oil project development teams. After holding a variety of management positions in Tunisia, the Netherlands, Indonesia, the United Kingdom, Thailand and France, he was appointed Vice President, Safety & Environment, for Exploration & Production in 1997. Mr. Guyonnet subsequently headed the Mission Littoral Atlantique, which was set up to implement Group initiatives following the sinking of the Erika.